SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 0-18311

NEUROGEN CORPORATION 401(k) RETIREMENT PLAN
(Full title of plan)

Neurogen Corporation
35 Northeast Industrial Road
Branford, Connecticut 06405
(203) 488-8201

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Neurogen Corporation 401(k) Retirement Plan
Financial Statements

Index
Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3
Notes to Financial Statements	4

Supplemental Schedules*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

Schedule H, Line 4j - Schedule of Reportable Transactions	10

*Note - Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act have been omitted because they are not applicable.

Exhibit Index	10

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Neurogen Corporation 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Neurogen Corporation 401(k) Retirement Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Hartford, Connecticut
June 15, 2006

Neurogen Corporation 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets:
Investments (See Notes 3 and 4)	$14,594,692	$13,218,790
Receivables:
Employer contributions	171,701	150,826
Employee contributions	-	27,298
Total assets	14,766,393	13,396,914
Liabilities:
Excess contributions payable to participants	-	1,890
Net assets available for benefits	$14,766,393	$13,395,024

The accompanying notes are an integral part of the financial statements.

Neurogen Corporation 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005
Additions to net assets attributed to:
Contributions received or receivable from:
Employees	$1,533,326
Employer	822,930
Total contributions	2,356,256

Dividends and interest income	144,212
Total additions	2,500,468

Deductions from net assets attributed to:
Benefits paid to participants or beneficiaries	(1,010,756)
Net depreciation in fair value of investments	(85,159)
Administrative expenses	(33,184)
Total deductions	(1,129,099)
Net increase	1,371,369
Net assets available for benefits:
Beginning of year	13,395,024
End of year	$14,766,393

The accompanying notes are an integral part of the financial statements.

Neurogen Corporation 401(k) Retirement Plan
Notes To Financial Statements

1. Description of the Plan:

General
The Neurogen Corporation 401(k) Retirement Plan (the "Plan") is a defined contribution plan administered by Neurogen Corporation (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"). All full-time employees of the Company are eligible to participate in the Plan on the first day of a calendar quarter following the date on which the employee first completed one hour of service. The following is a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions

Employee contributions
Employees may elect to contribute up to the full amount of their eligible compensation as defined in the Plan or the maximum allowed by the Internal Revenue Service (“IRS”) rules, which for 2005 was $14,000, whichever is less. Employees who turned 50 during the 2005 calendar year could elect to make an additional $4,000 contribution for the year 2005. Contribution rates may be changed on the first day of a calendar quarter. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 22 mutual funds, 1 pooled investment fund and Neurogen Corporation common stock as investment options for participants. The investment options may be changed daily by participants.

Employer contributions
Employer contributions under the plan are discretionary. For the years ended December 31, 2005 and 2004, the Company matched each participant's contribution in an amount equal to 100% of the participant’s contribution up to 6% of the participant’s eligible compensation as defined. Effective January 1, 2003, the discretionary employer match is invested entirely in Neurogen Corporation common stock and cannot be transferred to another investment option.

The Neurogen Corporation Restricted Stock Fund is comprised of Neurogen common stock and cash, from which the unit value in the Neurogen Restricted Stock Fund is determined. Due to a timing lag between purchase of the stock and transfer to the Neurogen Corporation Restricted Stock Fund, from time to time, the employer matching contribution may be in Neurogen Corporation common stock, as opposed to the Neurogen Corporation Restricted Stock Fund.

The employer matching contribution was made on a quarterly basis during 2005.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of the Company's matching contributions, plan earnings or losses and charged with an allocation of trustee fees as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants vest in employer matching contributions and related earnings at a rate of 25% for each year of credited service, as defined in the Plan document, and are 100% vested after four years of credited service. Participants are vested immediately in their contributions plus actual earnings or losses thereon.  Participants or beneficiaries are immediately vested in employer matching contribution and related earnings in the event of death, disability or retirement.

Loans and Withdrawals
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms vary with the maximum being ten years. Loans are collateralized by the balance in the participant's account and bear interest at a rate of 1% over the prime rate.

Participants may withdraw all or any portion of their vested account resulting from their contributions and earnings thereon, subject to proof of hardship due to an immediate and significant financial need as further described in the Plan document. The Plan administrator, in accordance with nondiscriminatory standards applied uniformly to all participants, makes the determination of financial hardship.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant or beneficiary will receive a lump-sum amount equal to the value of the participant's vested interest in their account. If a participant terminates employment but termination is not due to death, disability or retirement, and the participant is not yet age 65, the participant may keep their account balance in the Plan if it is greater than $5,000 or elect a lump-sum distribution. If the participant chooses a lump-sum distribution, the distribution will occur as soon as practicable after the participant or beneficiary has completed the proper form providing instruction as to where the funds should be transferred.

Forfeited Accounts
Forfeitures are utilized to reduce the employer matching contributions. During 2005, employer contributions were reduced by $37,198 of forfeited nonvested amounts. At December 31, 2005 and 2004, unallocated forfeited nonvested accounts totaled $5,255 and $11,088, respectively. Forfeited nonvested accounts at December 31, 2005 were invested in the American Performance Cash Management Fund. These unallocated accounts will be used to reduce future employer matching contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of the mutual funds, a collective trust fund, and Neurogen Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. If available, quoted market prices are used to value securities. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The collective trust fund is stated at fair value as determined by the reported unit value at year-end. The Neurogen Corporation Common Stock Fund and the Neurogen Corporation Restricted Stock Fund are valued at the quoted market price. Participant loans are valued at cost, which approximates fair value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of investments are recorded on a trade-date basis, interest and dividend income is recorded on the accrual basis.

Plan Expenses
Trustee fees ($33,184 for the year ended December 31, 2005) are charged and allocated against participant accounts, as defined, and participants directly pay loan administrative expenses of $75 per loan. In addition, the Company incurred accounting and recordkeeping expenses for the Plan year 2005, which were not charged to the Plan.

Payment of Benefits
Benefits are recorded when paid to participants or their beneficiary.

3. Investments

The following presents investments that represent 5 % or more of the Plan's net assets available for benefits:

	December 31,
	2005	2004

Neurogen Corporation Restricted Stock Fund, 720,963 and 562,605 shares, respectively (nonparticipant directed)	$2,918,313	$3,224,964

Fidelity Contrafund, 31,983 and 28,327 shares, respectively	$2,071,242	$1,607,296

Vanguard Primecap Fund, 17,975 and 16,283 shares, respectively	$1,173,953	$1,014,407

Vanguard 500 Index Fund, 7,832 and 8,004 shares, respectively	$900,103	$900,324

Fidelity Select Technology Fund, 12,449 and 13,621 shares, respectively	$786,144	$819,828

Vanguard Healthcare Fund, 5,361 and 4,989 shares, respectively	$747,625	N/A

During 2005, the Plan's investments (including realized gains and losses and the unrealized appreciation (depreciation) on those investments) depreciated in value by $85,159, as follows:

Common stock	$(986,943)
Mutual funds	875,780
Pooled investment fund	26,004

$(85,159)

4. Nonparticipant-Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

	December 31,
	2005	2004
Net Assets: Neurogen Corporation Restricted Stock Fund	$2,918,313	$3,224,964
Neurogen Corporation Common Stock	-	524
	$2,918,313	$3,225,488

Year Ended December 31, 2005
Employer contributions including amounts forfeited from participant directed funds of $37,198	$838,632
Net depreciation	(955,746)
Benefits paid to participants or beneficiaries	(160,494)
Amounts forfeited and used to offset employer contribution	(22,125)
Administrative expenses	(7,442)

Change in Net Assets	$(307,175)

5. Related-Party Transactions

Certain Plan investments are shares of investment funds managed by The Bank of Texas, N.A. (a subsidiary of The Bank of Oklahoma, the recordkeeper of the Plan) which is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to The Bank of Texas, N.A. from Plan assets during 2005 totaled $33,184.

Additionally, the Plan acquires shares of the sponsor company, Neurogen Corporation, both on a participant and nonparticipant directed basis.  Such shares are acquired in the open market.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7. Tax Status

The Company has adopted the prototype plan of The Bank of Oklahoma, the recordkeeper of the Plan. The Bank of Oklahoma prototype plan has been amended and restated to incorporate the applicable provisions of recent tax law changes. The IRS has determined and informed The Bank of Oklahoma by letter dated August 30, 2001 that the prototype plan is designed in accordance with applicable sections of the Code. The Plan has been amended since August 30, 2001. However, the Plan Administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. Excess Contributions Payable to Participants

During the year ended December 31, 2004, the Plan had to refund $1,890 of previously made contributions to participants in order to pass nondiscrimination testing conducted pursuant to the code. This refund was paid in the first quarter of 2005.

Neurogen Corporation 401(k) Retirement Plan
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Neurogen Corporation Restricted Stock Fund	Restricted stock fund, 720,963 shares	$3,561,363	$2,918,313
*	Neurogen Corporation Common Stock Fund	Unrestricted stock fund, 22,272 shares	**	100,189
*	Plan Participants	Participant loans with interest rates between 5.0% and 9.5%, maturity dates ranging from January 2006-August 2015, collaterized by participant account balances	-	200,399
	Fidelity Contrafund	Fidelity Group mutual fund, 31,983 shares	**	2,071,242
	Vanguard Primecap Fund	Vanguard Group mutual fund, 17,975 shares	**	1,173,953
	Vanguard 500 Index Fund	Vanguard Group mutual fund, 7,832 shares	**	900,103
	Fidelity Select Technology Fund	Fidelity Group mutual fund, 12,449 shares	**	786,144
	Vanguard Health Care Fund	Vanguard Group mutual fund, 5,361 shares	**	747,625
	Sanford Bernstein Diversified Value Collective Trust	Alliance Capital collective trust fund, 13,181 shares	**	523,402
	Vanguard Energy Fund	Vanguard Group mutual fund, 9,195 shares	**	515,393
	Royce Total Return Fund	Royce Group mutual fund, 40,649 shares	**	512,180
	Vanguard Wellington Fund	Vanguard Wellington Group mutual fund, 15,581 shares	**	472,887
	T. Rowe Mid-Cap Growth Fund	T. Rowe Price Group mutual fund, 7,934 shares	**	429,552
	Harbor International Fund	Harbor Group mutual fund, 7,520 shares	**	370,872
	Janus Worldwide Fund	Janus Group mutual fund, 7,878 shares	**	341,448
	Harbor Bond Fund	Harbor Group mutual fund, 28,076 shares	**	326,249
	Alliance Bernstein Exchange Reserves	Alliance Capital Group mutual fund, 298,021 shares	**	298,633
	Janus Balanced Fund	Janus Group mutual fund, 12,848 shares	**	288,834
	T. Rowe Price Equity Income Fund	T. Rowe Price Group mutual fund, 10,268 shares	**	266,138
	Franklin Small-Mid Cap Growth Fund	Franklin Group mutual fund, 7,035 shares	**	265,344
	Janus Mercury Fund	Janus Group mutual fund, 11,264 shares	**	258,845
	Vanguard Long Term Bond Index Fund	Vanguard Group mutual fund, 20,950 shares	**	249,109
	Janus Olympus Fund	Janus Group mutual fund, 6,978 shares	**	228,104
	Vanguard High Yield Corporate Fund	Vanguard Group mutual fund, 33,405 shares	**	207,362
	Alliance Balanced Shares Fund	Alliance Capital Group mutual fund, 5,316 shares	**	88,511
	Sanford Bernstein Intermediate Duration Bond Fund	Sanford C. Bernstein & Co. Inc. mutual fund, 3,678 shares	**	48,606
*	American Performance Cash Management Fund	BOk Investment Advisers, Inc., a subsidiary of Bank of Oklahoma, money market fund	**	5,255

				$14,594,692

*	Identified as a party in interest to the Plan
**	Cost information has been omitted for participant-directed investments

Neurogen Corporation 401(k) Retirement Plan
Supplemental Schedule
Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended December 31, 2005

		Purchases		Sales
Identity of Party Involved	Description of Asset	Number	Dollar Value	Number	Dollar Value	Net Gain or (Loss)
Series of transactions exceeding 5% of current value of Plan assets as of January 1, 2005
Neurogen Corporation *	Neurogen Corporation Restricted Stock Fund	4	$ 839,155	25	$ 207,443	$ (17,381)

*Identified as a party in interest to the Plan

Information certified as complete and accurate by the Bank of Texas, N.A., the trustee of the Plan.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Neurogen Corporation 401(k) Retirement Plan

Date: June 27, 2006	By: /s/ STEPHEN R. DAVIS Stephen R. Davis Executive Vice President and Chief Operating Officer

 Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm